Exhibit 17.1

August 10, 2017

To:	Peter Nielsen

BioPath Holdings, Inc

4710 Bellaire Blvd, Ste 210

Bellaire, TX 77401

Dear Mr. Chairman and BioPath Board of Directors:

We are hereby submitting our resignations from the Board of Bio-Path Holdings, Inc., effective immediately (as of August 10, 2017).

We no longer believe that we can effectively contribute to the Board in light of our disagreements with the Board’s recent actions and direction under your leadership. While we are deeply disappointed, we believe our efforts are better directed toward other endeavors at this point in time.

We wish you, the Board and the company the best in the future.

Respectfully,

/s/ Michael Garrison	/s/ Amy P. Sing, MD
Michael Garrison	Amy P. Sing, MD